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EXHIBIT 99.2

Disclosure Regarding Forward-Looking Statements

The information in this Annual Report contains forward-looking statements with respect to NOVA Chemicals Corporation (NOVA Chemicals), its subsidiaries and affiliated companies. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The words "believe," "expect," "plan," "intend," "estimate", or "anticipate" and similar expressions, as well as future or conditional verbs such as "will," should," "would," and "could" often identify forward-looking statements. Specific forward-looking statements contained in this Annual Report include, among others, statements regarding: our expected financial performance in future periods; changes in the demand for our products; changes in pricing policies by us or our competitors; our competitive advantages and ability to compete successfully; our estimates of the present value of our future net cash flows; changes in the costs of energy and raw materials; our methods of raising capital; our level of debt; and general economic conditions. With respect to forward-looking statements contained in this Annual Report, we have made assumptions regarding, among other things: future oil, natural gas and benzene prices; our ability to obtain raw materials; our ability to market products successfully to our anticipated customers; the impact of increasing competition; and our ability to obtain financing on acceptable terms. Some of the risks that could affect our future results and could cause results to differ materially from those expressed in our forward-looking statements include: commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; terms and availability of financing; technology developments; currency exchange rate fluctuations; starting up and operating facilities using new technology; realizing synergy and cost savings targets; meeting time and budget targets for significant capital investments; avoiding unplanned facility shutdowns; safety, health, and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; the impact of competition; changes in customer demand; changes in, or the introduction of new laws and regulations relating to our business, including environmental, competition and employment laws; loss of the services of any of our executive officers; uncertainties associated with the North American, European, and Asian economies; and other risks detailed from time to time in the publicly filed disclosure documents and securities commission reports of NOVA Chemicals and its subsidiaries or affiliated companies.

NOVA Chemicals' forward-looking statements are made only as of the date of this Annual Report, and except as required by applicable law, we undertake no obligation to publicly update these forward-looking statements to reflect new information, subsequent events or otherwise.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with information contained in the Consolidated Financial Statements and the notes thereto starting on page 69. This discussion and analysis has been based upon financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). These accounting principles are different in some respects from those generally accepted in the United States, and the significant differences are described in Note 25 to the Consolidated Financial Statements. References to EBITDA, average capital employed, after-tax return on capital employed, net debt to total capitalization and total capitalization should be read in conjunction with the discussion of Supplemental Measures on page 61. This discussion and analysis is the responsibility of management. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit, Finance and Risk Committee comprised exclusively of independent directors. The Audit, Finance and Risk Committee reviews this disclosure and recommends its approval by the Board of Directors. This discussion and associated analysis was prepared as of February 16, 2005.

All amounts are presented in U.S. dollars unless otherwise noted.

Commodity Plastics and Chemicals

NOVA Chemicals operates two commodity plastics and chemicals businesses, Olefins/Polyolefins and Styrenics. Our Olefins/Polyolefins business manufactures and sells ethylene, ethylene co-products and polyethylene resins. Our Styrenics business manufactures and sells styrene monomer and styrenic polymer resins. Our polyethylene and styrenic polymers (plastic resins) are used by our customers to manufacture products ranging from toys and kayaks to packaging materials and foam insulation.

Our businesses are highly cyclical and are driven principally by the balance of supply and demand for our products. Demand, which is driven by global economic growth, normally rises at a relatively even pace. Increases in supply in our industry are driven by investments in new capacity which is usually added in large increments. This new capacity is capital intensive and historically requires lead times of three to five years.

Margin, on a unit basis, is defined as the difference between the selling price of our products and the direct cost to produce and distribute them. During peak conditions, when operating rates are high and products are in short supply, margins may increase rapidly as customers attempt to secure scarce supply to meet their own production needs. Conversely in trough conditions, when operating rates are low, producers often compete for market share by reducing prices. In the trough period of the industry cycle, margins can fall to the point where they may not cover the cash costs of operating the business. As a result, margin, rather than price, is the better indicator of profitability in our business.

During industry downturns, commodity chemical companies are reluctant to add plastics and chemical production capacity. Relatively little new capacity has been added in our product categories in recent years and demand is absorbing excess capacity. Sustained industry operating rates in excess of 90% in polyethylene and 92% in styrene monomer are typical inflection points at which industry margins begin to expand.

Price

The prices for our polymer products are based on what customers are willing to pay when they compare the price of our products to the price of similar available products. Prices can change quickly as a result of fluctuations in the supply/demand balance and feedstock costs. Volatile feedstock costs over the last three years have made it essential for us to shorten the time it takes to realize price increases from our customers.

Volume

Sales volumes for our products are most heavily influenced by customer demand, price, and value in use. Our market share is the result of the quality, performance properties and price of our products versus those of our competitors. We sell large volumes of commodity products, so being able to earn good returns at a competitive price level requires a low-cost position.

Costs

Fixed costs consist of plant operating and distribution costs, selling, general and administrative costs (SG&A), and research and development costs (R&D) that do not vary with production. Variable feedstock costs are the single largest component of our costs, and account for more than three-quarters of the total cost of our products. Our primary feed-stocks include crude oil, natural gas liquids and benzene. Pricing of these products has been volatile in the past and may be volatile in the future. However, changes in feedstock costs alone do not determine our profitability. Rather, the supply and demand balance for our products and the pricing we can obtain for them above feedstock costs will primarily determine margins and profitability.

The following table illustrates how changes in various factors could affect our profitability, assuming all other factors were held constant. Changes in the opposite direction would have the opposite effect.

	(millions of U.S. $)
Potential Impact to Nova Chemicals' Profitability of:	Annual Before-tax Income Increase	Annual After-tax Income Increase(1)	(billions of lbs.) Annual Production Capacity(2)
Increase of U.S.1¢ per pound in profit margin
Ethylene	$48	$32	4.8	(6)
Polyethylene(3)	34	22	3.4
Styrene(4)	35	23	3.5
Styrenic polymers — North America	20	13	2.0
Styrenic polymers — Europe	13	9	1.3
Propylene(5)	10	7	1.0
Decrease in cost of natural gas by U.S.10¢ per mmBTU	11	7	—
Decrease in cost of benzene by U.S. 5¢ per gallon	20	13	—
Decrease in Canadian dollar of 1¢ vs. U.S. dollar	10	7	—

(1)
Based on an assumed tax rate of 34%.
(2)
Estimate based on current production capacity assuming utilization of 100%. On average in 2004, our ethylene plants operated at 97% of capacity, our polyethylene plants operated at 96% of capacity, our styrene plants operated at 94% of capacity, and our styrenic polymer plants operated at 71% of capacity.
(3)
A 275 mmlb polyethylene line at our St. Clair River site in Corunna, Ontario was shut down on May 31, 2004.
(4)
Includes 675 mmlbs of long-term purchase agreements and 230 mmlbs from the planned 2005 debottleneck of our Bayport, Texas facility.
(5)
Co-product from Corunna, Ontario flexi-cracker.
(6)
Represents NOVA Chemicals ethylene production of 6.4 billion pounds per year, less the volume of ethylene capacity that is subject to toll and margin sharing agreements.

2004 Financial Overview

NOVA Chemicals' Highlights

	2004	2003	2002
(millions of U.S. dollars, except per share amounts and where noted)
Total assets	$5,047	$4,413	$4,154

Total long-term liabilities	$2,448	$1,936	$2,027

Total revenue	$5,270	$3,949	$3,091

Net income (loss)
Olefins/Polyolefins	$255	$18	$(5)
Styrenics	(69)	(127)	(102)
Corporate and Other Items(1)	76	100	21
Methanex(2)	—	37	5

Net income (loss) before preferred securities dividends and distributions	262	28	(81)
Preferred securities dividends and distributions(3)	(10)	(29)	(31)

Net income (loss) to common shareholders	$252	$(1)	$(112)

Net income (loss) per common share
— Basic	$2.91	$(0.02)	$(1.30)
— Diluted	$2.71	$(0.02)	$(1.30)

Dividends per share(4)	$0.40	$0.40	$0.40

Weighted-average common shares outstanding (millions)
— Basic	87	87	86
— Diluted	95	87	86

(1)
In 2004, we began classifying mark-to-market amounts related to stock-based compensation liabilities in the corporate accounts, to more clearly present our operating performance. All prior periods have been restated accordingly. See page 55 for a complete listing of Corporate and Other Items.
(2)
In June 2003, we sold our investment in Methanex Corporation.
(3)
On March 1, 2004, we redeemed our 9.50% and 9.04% preferred securities.
(4)
Dividends are paid in Canadian dollars.

Changes in NOVA Chemicals' Net Income (Loss)

	2004 vs. 2003	2003 vs. 2002
(millions of U.S. dollars)
Higher net unit margins	$334	$16
Higher sales volumes	83	34

Higher gross margins	417 (1)	50 (1)
Higher SG&A and R&D	(86)	(27)
Lower restructuring charges	7	5
Lower (higher) depreciation and amortization	1	(32)
Higher interest expense	(7)	(2)
(Lower) higher equity earnings in Methanex	(39)	34
Higher other gains	85	33
Higher income tax (expense) recovery	(144)	48

Increase in net income before preferred securities dividends and distributions	234	109
Lower preferred securities dividends and distributions	19	2

Increase in net income to common shareholders	$253	$111

(1)
Calculated as revenue less feedstock and operating costs.

After three years of difficult market conditions, plastics and chemical demand growth in 2004 outpaced supply as the United States and European economies rebounded from a recession in the manufacturing sector. In 2004, strengthening demand combined with limited capacity additions, resulted in increased sales volume and prices. Margins expanded for all products despite record high crude oil and benzene costs, as pricing stayed ahead of feedstock cost increases. NOVA Chemicals earned net income to common shareholders of $252 million in 2004, or $2.71 per share diluted. This compares to a net loss in 2003 of $1 million or $0.02 per share loss diluted.

(1)
Source: Townsend Polymer Services Information (TPSI). Benchmark prices weighted according to NOVA Chemicals' polyethylene sales volume mix in North America.
(2)
Source: Chemical Market Associates, Inc. (CMAI). Benchmark prices weighted according to NOVA Chemicals' polystyrene sales volume mix in North America and Europe. Includes solid and expandable polystyrene, but excludes styrenic polymer performance products.

Weighted-average benchmark prices for our polymers increased throughout 2004. We implemented several price increases in both polymer businesses during 2004 and have announced additional increases for implementation in 2005.

Sales volumes improved for both of our polymer businesses in 2004. Strong demand due to an improving economy was somewhat tempered by typical seasonal slowdowns in the fourth quarter of 2004.

Our 2004 net income included the sale of two non-strategic assets. The first was our interest in an Alberta ethylene delivery system, which resulted in $19 million of cash proceeds. This gain was deferred and will be amortized to income over the term of an operating lease for the system. The second was the sale of our interest in the Alberta Ethane Gathering System, which resulted in $78 million of proceeds and $40 million in an after-tax gain recognized in earnings in the fourth quarter. In 2003, we realized a total of $125 million in after-tax gains on the sale of our investments in Methanex Corporation and the Fort Saskatchewan Ethylene Storage facility.

We also recorded a $101 million after-tax gain in 2004 due to income tax related settlements (see Corporate and Other Items on page 54).

Offsetting these gains was a $60 million after-tax mark-to-market charge in 2004 ($7 million in 2003) resulting from the impact of our stock price appreciation on cash settled stock-based compensation plans, as well as profit sharing accruals.

We recorded a restructuring charge of $5 million after-tax in 2004 ($10 million after-tax in 2003) related to additional dismantling and severance costs for the 2004 shutdown of our highest-cost polyethylene production line at our St. Clair River site.

Olefins/Polyolefins Business

Petrochemical and Feedstock Economics

Our largest volume product is ethylene, which is central to the production of both polyethylene and styrene monomer. Seventy-five percent of our ethylene is produced at our Joffre, Alberta site; the remaining 25% is manufactured at our Corunna flexi-cracker facility.

Our three ethylene plants at Joffre use ethane as their primary feedstock. We purchase natural gas and pay a fee to extract and deliver the ethane from the gas stream. We also directly purchase ethane as a commodity. The majority of the ethane used by NOVA Chemicals at Joffre is extracted and delivered under medium- to long-term contracts. We also have the capability to use propane for up to 10% of our feedstock requirements in Joffre when the economics are favorable. Propane yields less ethylene and more propylene than ethane.

Our Joffre site is the largest ethylene complex in the world and has, on average, a lower cost of production than similar plants in North America. Historically, the average cash-cost advantage was approximately 6¢ per pound. In 2002 and 2003, our advantage dropped to an average of 4¢ per pound as excess supply reduced the price for ethane relative to natural gas on the United States Gulf Coast (USGC). In 2004, demand for ethane improved on the USGC, and as a result, our ethylene advantage increased to 7¢ per pound for the year. While Joffre's ethylene advantage will continue to fluctuate, we expect that the structural advantages associated with lower-cost natural gas in Alberta and the efficiency gained from our world-scale facilities will enable us to maintain the historical average cost advantage of 6¢ per pound.

We sell a large portion of our Joffre ethylene production to third parties via market-facing arrangements. Approximately 45% of our total ethylene capacity at Joffre is consumed by NOVA Chemicals for our own polyethylene production. All of the polyethylene produced by NOVA Chemicals is manufactured from internally produced ethylene.

Our Corunna flexi-cracker has the capability to switch part of its feedstock slate between natural gas liquids and crude oil derivatives, depending on market conditions. Feedstocks for our Corunna ethylene plant are obtained from a wide variety of sources. The majority of the feedstocks are crude oil and crude oil derivatives and condensates, with the remainder being propane, butane and ethane. The crude oil and derivatives are supplied from western Canada, the United States and from overseas. Condensate, a lighter feedstock than crude oil, yields a higher proportion of olefins products than heavier crude oil feedstocks and is sourced primarily from outside North America. Propane, butane and ethane are sourced from western Canada, local producers, and the United States.

Polyethylene Economics

Financial results in our Olefins/Polyolefins business are driven in large part by the supply/demand balance for polyethylene. Polyethylene is a globally traded commodity with established merchant markets. When the polyethylene supply/demand balance tightens, operating rates increase and margins can be expected to expand. Polyethylene margins typically reach peak conditions when operating rates for polyethylene are at or above 90% since the industry has had difficulty maintaining output above that level for long periods. During 2004, the American Plastics Council (APC) reported North American industry operating rates for polyethylene of 94%, up from 85% in 2003.

Operating Highlights

	2004				Annual
	Q1	Q2	Q3	Q4	2004	2003	2002
(U.S. dollars per pound, except where noted)
Benchmark Principal Product Prices (per pound):(1)
Ethylene(2)	$0.31	$0.31	$0.33	$0.39	$0.34	$0.29	$0.22
Polyethylene (weighted-average)(3)	$0.46	$0.46	$0.49	$0.57	$0.50	$0.46	$0.38
Benchmark Raw Material Prices:
NYMEX Natural Gas (per mmBTU)(4)	$5.69	$5.97	$5.84	$6.87	$6.09	$5.44	$3.25
WTI Crude Oil (per barrel)(5)	$35.15	$38.32	$43.88	$48.28	$41.41	$31.04	$26.08

(1)
Benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.
(2)
Source: CMAI-USGC Net Transaction Price.
(3)
Benchmark prices weighted according to NOVA Chemicals' sales volume mix in North America. Source for benchmark prices: Townsend Polymers Services Information (TPSI). TPSI benchmark polyethylene prices received a one-time downward, non-market adjustment beginning in July 2003. The linear low-density butene liner price was reduced by 5¢ per pound. Months prior to July 2003 were not restated by TPSI.
(4)
Source: NYMEX Henry Hub 3-Day Average Close.
(5)
Source: NYMEX WTI daily spot-settled price average for calendar month.

Polyethylene Sales Volumes

	2004	2003	2002
(millions of pounds)
NOVAPOL® Resins
Joffre LLDPE	1,320	1,256	1,229
Moore LDPE	305	261	265
Moore HDPE	449	392	349
SCLAIR® Resins	452	500	592
Advanced SCLAIRTECH™ Resins	759	600	410

Total	3,285	3,009	2,845

Olefins/Polyolefins Financial Highlights

(millions of U.S. dollars, except per share amounts and where noted)	2004	2003	2002
Revenue(1)	$3,230	$2,559	$1,930
Operating income	$445	$98	$67
Depreciation and amortization	181	187	166

Segment EBITDA(2)	$626	$285	$233
Net income (loss)(3)	$255	$18	$(5)
Average capital employed(4)	$1,940	$1,898	$1,764
After-tax return on capital employed(5)	15.2%	2.6%	1.6%

(1)
Before inter-segment eliminations.
(2)
See Supplemental Measures on page 61 for the definition of Segment EBITDA.
(3)
Before distributions and dividends on preferred securities and shares. On March 1, 2004, we redeemed our 9.50% and 9.04% preferred securities.
(4)
Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital and excludes assets under construction. Amounts are converted to U.S. dollars using current exchange rates. Average capital employed increased $131 million in 2004 as a result of exchange rate fluctuations.
(5)
Equals net income (loss) plus after-tax interest expense divided by average capital employed.

2004 versus 2003

The Olefins/Polyolefins business reported net income of $255 million in 2004, compared to net income of $18 million in 2003. Average prices for our ethylene and polyethylene products in 2004 increased over 2003 averages by 17% and 9%, respectively. Several polyethylene price increases were announced during 2004 and were successfully implemented, allowing margins to expand even as feedstock costs rose. Implementation of announced price increases depends on many factors, including feedstock costs, market conditions, and the supply/demand balance for each particular product. These price increases have varying degrees of success and are typically phased in and can differ by product or market. There can be no assurances that any announced price increases will be successful or will be realized within the anticipated timeframe. Benchmark price indices sometimes lag behind price increase announcements due to the timing of publication.

Crude oil prices began to rise midway through 2003 and continued to rise throughout most of 2004, with WTI crude oil hitting a record high close of $55.17 per barrel in October 2004. Average WTI crude oil prices rose 33% from $31.04 per barrel in 2003 to $41.41 per barrel in 2004. NYMEX natural gas was up 12% from 2003 to 2004. Price increases implemented throughout 2004, coupled with strong chemical and energy co-product pricing from the Corunna ethylene plant, more than offset the negative impact of increasing costs. Feedstock and operating costs increased $320 million, or approximately 15%, from $2,165 million in 2003 to $2,485 million in 2004.

Polyethylene volumes were up 9% over 2003 while ethylene volumes were relatively flat. The increase in polyethylene volumes came from all product groups with the largest increase coming from our products made using Advanced SCLAIRTECH technology. These volumes were up 27% to 759 million pounds.

Segment EBITDA, or segment operating income before depreciation and amortization, increased $341 million, or 120%, to $626 million in 2004 from $285 million in 2003. This margin improvement was mainly due to product prices rising faster than feedstock costs and increases in volume.

In 2004, we permanently shut down our highest-cost polyethylene production line, the A-Line at the St. Clair River site, in Corunna. The A-Line shutdown occurred on May 31, 2004 and reduced linear low-density polyethylene capacity by 275 million pounds per year. Sales of our A-Line products were largely replaced by sales from our other polyethylene assets. We are expecting cost savings of about $5 million annually from this shutdown.

2003 versus 2002

Our Olefins/Polyolefins business reported net income of $18 million in 2003, compared to a net loss of $5 million in 2002. 2003 results improved as prices for our polyethylene products increased at a slightly faster pace than feedstock costs. Natural gas and crude oil costs rose rapidly in the first quarter of 2003. NYMEX natural gas rose 67%, averaging $5.44 per mmBTU in 2003 compared with $3.25 per mmBTU in 2002, while WTI crude rose 19%, from $26.08 per barrel to $31.04 per barrel over this same period. We implemented product surcharges in polyethylene to mitigate the impact of these rising costs. Price increases and surcharges implemented throughout 2003, coupled with strong chemical and energy co-product pricing, helped to mitigate the negative impact of increasing costs.

Polyethylene volumes were up 6%, while ethylene volumes were down slightly. Most of the increase in polyethylene volumes came from our resins made using Advanced SCLAIRTECH technology, which were up 46% to 600 million pounds.

An August 2003 power disruption, impacting the midwestern and northeastern United States and Ontario, reduced earnings in 2003 by approximately $9 million.

Styrenics Business

Petrochemical and Feedstock Economics

Styrene is produced from benzene and ethylene. All of the ethylene and approximately half of the benzene requirements for our Sarnia styrene plant are supplied from our Corunna flexi-cracker. The balance of benzene feedstock is obtained from nearby petroleum refineries. For the Bayport and Channelview facilities, ethylene and benzene requirements are purchased, with the exception of some ethylene swaps.

Our global styrenic polymer feedstock requirements are currently satisfied through internal styrene monomer production and long-term supply arrangements. To acquire styrene monomer for our polymer production in Europe, we use a series of trans-Atlantic arrangements with other producers, which result in supply at North American local-producer economics.

We are net sellers of styrene monomer. Our current styrene monomer production capacity, together with long-term supply contracts, exceeds our annual requirements for styrenic polymer production by approximately 1 billion pounds. In a tight market, our long styrene position secures styrene for maximum styrenic polymer sales. It also allows us to sell scarce monomer at high prices in the spot market. In contrast, when demand for styrene and polystyrene weakens, excess styrene monomer may be sold at low spot prices, which would negatively impact our profit margins.

Styrene Monomer Industry Dynamics

Financial results in our Styrenics business are driven in large part by the supply/demand balance for styrene monomer, since there is less capacity to make styrene than there is derivative capacity to consume it. Styrene monomer is a globally traded commodity with an established merchant market. When the global styrene monomer supply/demand balance tightens, margins can be expected to expand. Styrene monomer margins typically reach peak conditions when operating rates for styrene monomer are above 92% for a sustained period of time. In peak conditions, a long styrene monomer position provides a source of earnings leverage.

Operating Highlights

	2004				Annual
	Q1	Q2	Q3	Q4	2004	2003	2002
(U.S. dollars per pound, except where noted)
Benchmark Principal Product Prices (per pound):(1)
Styrene monomer(2)	$0.47	$0.53	$0.66	$0.68	$0.58	$0.41	$0.33
Polystyrene (weighted-average)(3)	$0.59	$0.65	$0.77	$0.87	$0.72	$0.56	$0.47
Benchmark Raw Material Prices:
Benzene (per gallon)(2)	$1.90	$2.41	$3.62	$3.59	$2.88	$1.54	$1.19

(1)
Benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.
(2)
Source: CMAI Contract Market.
(3)
Benchmark prices weighted according to NOVA Chemicals' polystyrene sales volume mix in North America and Europe. Includes solid and expandable polystyrene, but excludes styrenic Performance Products. Source for benchmark prices: CMAI. CMAI's published North American low-range contract/market high-heat crystal benchmark polystyrene prices received a one-time downward, non-market adjustment of 6¢ per pound beginning in June 2003. Months prior to June 2003 were not restated by CMAI.

Styrenics Sales Volumes

	2004	2003	2002
(millions of pounds)
Styrene monomer(1)	1,772	1,305	1,257
Solid and expandable polystyrene	2,172	2,110	2,180
Other styrenic polymers (including DYLARK resin)	245	265	281

Total	4,189	3,680	3,718

(1)
Third-party sales only.

Styrenics Financial Highlights

	2004	2003	2002
(millions of U.S. dollars, except per share amounts and where noted)
Revenue(1)	$2,324	$1,579	$1,305
Operating loss	$(71)	$(147)	$(118)
Depreciation and amortization	116	111	100

Segment EBITDA(2)	$45	$(36)	$(18)
Net loss(3)	$(69)	$(127)	$(102)
Average capital employed(4)	$1,386	$1,323	$1,248
After-tax loss on capital employed(5)	(2.5)%	(6.9)%	(5.5)%

(1)
Before inter-segment eliminations.
(2)
See Supplemental Measures on page 61 for the definition of Segment EBITDA.
(3)
Before distributions and dividends on preferred securities and shares. On March 1, 2004, we redeemed our 9.50% and 9.04% preferred securities.
(4)
Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital and excludes assets under construction. Average capital employed increased $56 million in 2004 as a result of exchange rate fluctuations.
(5)
Equals net loss plus after-tax interest expense divided by average capital employed.

2004 versus 2003

Styrenics business results improved in 2004 to a net loss of $69 million compared to a net loss of $127 million in 2003. Numerous price increases implemented throughout 2004 in North America and Europe allowed margins to improve despite rising feedstock costs. Average benchmark polystyrene prices were up 29% over 2003 across all polymer businesses, while styrene monomer benchmark prices were up 41%.

Implementation of announced price increases depends on many factors, including market conditions, the supply/demand balance for each particular product and feedstock costs. These price increases have varying degrees of success and are typically phased in and can differ by product or market. There can be no assurances that any announced price increases will be successful or will be realized within the anticipated time frame. Benchmark price indices sometimes lag behind price increase announcements due to the timing of publication.

Contributing to this increase in profitability were improving global demand and our Bayport, Texas styrene monomer facility coming on stream in January 2004, after an outage in 2003 resulting from an explosion and fire in the ethylbenzene unit at this facility. As a result of the damage and subsequent repair of the ethylbenzene unit, we delayed our previously announced debottleneck of the Bayport plant. Originally scheduled to be complete in the fourth quarter of 2004, completion of the debottleneck will be delayed to mid 2005. The delay will not have an impact on the previously announced long-term styrene monomer supply contract with BASF Corporation.

Feedstock and operating costs increased $665 million, or approximately 44%, from $1,500 million in 2003 to $2,165 million in 2004. Average benchmark benzene prices in North America rose 87% from $1.54 per gallon in 2003 to an average of $2.88 per gallon in 2004. Average benchmark prices for ethylene increased from $0.29 in 2003 to $0.34 in 2004.

Styrenic polymer volumes increased 2%, to 2,417 million pounds in 2004, from 2,375 million pounds in 2003, mainly as a result of higher demand. Styrene monomer volumes increased 36% as a result of stronger demand and availability of produced styrene over 2003.

Our Styrenics business segment EBITDA increased $81 million, or 225%, from a loss of $36 million in 2003 to earnings of $45 million in 2004. The improvement over 2003 was mainly due to improving global demand and multiple price increase implementations.

In November 2004, NOVA Chemicals and BP p.l.c. (BP) announced a non-binding agreement in principle to merge the companies' European styrenic polymers businesses into a 50:50 joint venture. The joint venture is expected to be a leading manufacturer and marketer of styrenic polymers in Europe and will be headquartered in Fribourg, Switzerland. The new business is expected to generate approximately $1 billion U.S. annually in revenue from seven manufacturing sites in France, Germany, the Netherlands, Sweden and the United Kingdom. The joint venture will leverage the existing assets and capabilities of both partners and has the potential to deliver at least $40 million in cost reductions, as well as a stronger and more broad product line to our customers. Pending final agreements and regulatory and other approvals, we anticipate the joint venture to be operational by the end of the second quarter of 2005.

2003 versus 2002

Styrenics business results declined in 2003, bringing our net loss to $127 million from a $102 million loss in 2002. Price increases implemented throughout 2003 kept pace with rapidly rising feedstock costs but were more than offset by higher natural gas-based utilities and distribution costs, as well as the negative impact of the Bayport ethylbenzene unit outage. On June 11, 2003, an explosion resulted in a fire in the ethylbenzene unit at our Bayport styrene monomer production facility. Styrene monomer production at Bayport resumed at reduced rates on August 18, 2003, using shipments of ethylbenzene from our Sarnia, Ontario production facility and supplemental purchases of ethylbenzene. This outage reduced our 2003 earnings by approximately $10 million (after-tax) due to the higher costs of purchasing and shipping ethylbenzene, lower operating rates and costs not covered by insurance.

Revenues increased $274 million, or 21%, from $1,305 million in 2002 to $1,579 million in 2003 due to pricing improvement and strong styrene monomer sales.

Feedstock and operating costs increased $285 million, or approximately 23%, from $1,215 million in 2002 to $1,500 million in 2003. Average benzene market prices in North America rose 29% from $1.19 per gallon in 2002 to an average of $1.54 per gallon in 2003. Average benchmark prices for ethylene increased from $0.22 in 2002 to $0.29 in 2003.

Styrene monomer benchmark contract prices in North America rose 8¢ per pound in 2003 from 33¢ per pound in 2002. Weighted-average solid polystyrene prices rose 9¢ during the same period.

Corporate and Other Items

Asset Sales and Other Gains and Losses

2004

Joffre Feedstock Pipeline and Ethylene Delivery System (EDS). In August 2004, we entered into an agreement whereby a third-party would build and own a new Joffre Feedstock Pipeline (JFP). We will be the sole shipper and will operate the JFP. Construction of the pipeline is underway and commercial operation is expected to commence in the first quarter of 2005. As part of this transaction, we sold our interest in an Alberta ethylene pipeline, the EDS, for $19 million in cash proceeds. The gain was deferred and will be amortized to income over the term of our contract to continue to utilize and operate the EDS. These transactions will increase our feedstock flexibility, reduce transportation risk and expand our competitive options.

Alberta Ethane Gathering System (AEGS). In December 2004, we sold our interest in the AEGS for cash proceeds of $78 million and recorded a gain of $53 million before-tax ($40 million after-tax). We will continue to transport ethane as one of several shippers on the AEGS under existing long-term ethane transportation agreements and will physically operate and maintain the system under contract with the new owner. The new owner will be responsible for the commercial aspects of operating the pipeline.

During the year, we recorded a $122 million settlement resulting from a tax-related dispute. This dispute was related to the deductibility of foreign taxes in certain returns filed with the U.S. Internal Revenue Service prior to 1982. A total of $12 million was received in 2004, with the remaining $110 million booked in 2004 for receipt in early 2005. A $101 million gain (after-tax) was recognized in 2004.

2003

Methanex Corporation (Methanex). In June 2003, we sold our investment in Methanex for a gain of $29 million before-tax ($61 million after-tax). During the period we held our investment, we recorded tax expense on equity earnings from Methanex. The recorded tax liability at the time of sale was $32 million. The sale was completed with no cash taxes payable and accordingly, the previously recorded future income tax provision of $32 million was not required and was taken into income at the time of the sale.

Our share of Methanex's earnings in 2003, up to the date of sale, was $37 million after-tax, compared with $5 million for the year 2002. These results included restructuring charges and asset writedowns of $27 million in 2002. Global methanol prices improved throughout 2002 and into 2003 due to supply limitations and a recovery in demand.

Fort Saskatchewan Ethylene Storage Facility. We sold our interest in the Fort Saskatchewan Ethylene Storage Facility in 2003 for a gain of $76 million before-tax ($64 million after-tax). The total before-tax gain on this transaction was $114 million, of which $38 million has been deferred and will be amortized over the 20-year term of a storage contract entered into at the time of the sale. The deferral will partially offset our annual costs associated with this new ethylene storage contract.

2002

Cochin Pipeline. We realized a gain in 2002 of $59 million before-tax ($36 million after-tax) from the sale of our interest in the Cochin Pipeline.

Corporate and Other Items

A listing of after-tax corporate and other items for the periods presented is as follows:

	2004	2003	2002
(millions of U.S. dollars)
Stock based compensation and profit sharing(1)	$(60)	$(7)	$—
Restructuring(2)	(5)	(10)	(15)
Tax settlement	101	—	—
Bayport charge(3)	—	(8)	—
Gain on sale of investments:
AEGS	40	—	—
Methanex	—	61	—
Fort Saskatchewan Ethylene Storage	—	64	—
Cochin Pipeline	—	—	36

	$76	$100	$21

(1)
We have two cash-settled stock-based incentive compensation plans that are marked-to-market with changes in the value of our common stock price. Additionally, we maintain a profit sharing program available to most employees based on the achievement of shareholder return on equity targets.
(2)
See Restructuring Charges on page 56.
(3)
In 2003, we had an explosion and fire at our Bayport, Texas styrene monomer manufacturing facility and as a result incurred a charge of $13 million before-tax ($8 million after-tax) primarily related to the amount of property damage not covered by insurance.

Other Operating Expense

Depreciation and amortization expense remained essentially flat at $297 million in 2004 compared with $298 million in 2003. In June 2004, the cost-of-service contract for our second ethylene cracker at Joffre expired. As a result, depreciation and amortization was reduced by approximately $30 million annually as this facility was fully depreciated at that time. However, increases in the Canadian dollar and euro denominated asset values when translated to U.S. dollars offset this reduction. Depreciation increased in 2003 over 2002 due mainly to a higher Canadian dollar and euro.

Research and development spending increased $3 million, or 7%, from $45 million in 2003 to $48 million in 2004. In 2002, R&D spending was $39 million. These year-over-year increases in investment reflect our continued focus on targeted development of Performance Products.

Selling, general and administrative (SG&A) expenses increased $83 million, or 44%, from $190 million in 2003 to $273 million in 2004 due mainly to $76 million of additional mark-to-market charges resulting from the impact of our common stock price appreciation on cash-settled stock-based compensation plans. The market price of our common stock on the NYSE on December 31, 2004 was $47.30 compared to $26.95 on December 31, 2003. Currency related cost increases of approximately $9 million were due to a higher Canadian dollar and euro. SG & A costs increased $21 million in 2003 over the $169 million spent in 2002 due mainly to higher foreign exchange rates and $11 million of mark-to-market charges related to our cash-settled stock-based compensation plans.

Restructuring Charges

In 2004, a restructuring charge of $8 million ($5 million after-tax) was taken for additional dismantling and severance costs related to the May 2004 shutdown of the A-Line at our St. Clair River polyethylene plant site in Corunna. This amount is in addition to a $15 million ($10 million after-tax) charge taken in 2003 which was comprised mainly of asset writedown and severance costs. In 2002, a charge of $20 million ($15 million after-tax) was related to streamlining our operations in many areas of our company and was primarily severance related.

Interest Expense

Net interest expense in 2004 increased to $96 million as compared to $89 million in 2003 as a result of our additional $400 million of Senior Notes issued in January 2004. The proceeds were primarily used to redeem $383 million of preferred securities resulting in lower preferred dividends. A net financing cost benefit of $10 million annually will be realized as a result. See Liquidity on Page 58. In 2002, interest costs were $87 million.

Income Taxes

Income taxes shifted from a recovery in 2003 to expense in 2004. This shift was primarily due to the improvement in earnings. In 2004, income tax expense was $83 million compared with a recovery of $61 million in 2003. The recovery in 2003 increased significantly from the $13 million recovery in 2002 due to the reversal of previously recorded income tax provisions, which were no longer required as a result of non-strategic asset sales and other matters.

Liquidity and Cash Flow

Our principal sources of liquidity in 2004 were cash flows from operations, non-strategic asset sales and our accounts receivable securitization programs. Our principal uses of cash were capital expenditures, share buybacks and debt service. We also raised $400 million in 6.5% Senior Notes which were used to redeem $383 million of preferred securities.

Cash Flow

A summary of the cash inflows and outflows, which contributed to the changes in our cash and debt, is shown below:

	2004	2003	2002
(millions of U.S. dollars)
Inflows
Funds generated from operations	$424	$140	$153
Reduction (increase) in operating working capital	(78)	(125)	206

Cash generated from operations	346	15	359
Asset sale proceeds (net of unreceived cash)	115	564	82
Common shares issued for stock options	37	9	11
Foreign exchange and other	—	—	1

Total inflows	498	588	453

Outflows
Capital expenditures (net of project advances)	(227)	(119)	(70)
Turnaround costs, long-term investments and other assets	(9)	(57)	(18)
Common shares repurchased	(188)	—	—
Stock options retired for cash	(18)	—	—
Preferred securities redemption	(383)	—	—
Dividends and distributions	(38)	(54)	(54)
Foreign exchange and other	(17)	(46)	—

Total outflows	(880)	(276)	(142)

Increase in cash	(33)	(198)	(4)

Debt Reduction (Addition)	$(415)	$114	$307

Inflows of Cash. Funds from operations were $424 million in 2004, up substantially from $140 million in 2003 and $153 million in 2002. Improvement in the economy, stronger demand for our products and price increases resulted in improved business earnings. Working capital increased by $78 million in 2004, due to higher-priced inventories and accounts receivable as well as building of inventories to meet growing demand and a series of planned plant maintenance outages for 2005. We continued our focus on Cash Flow Cycle Time (CFCT), which is measured as operating working capital divided by average sales. We ended 2004 with 35 days CFCT which is higher than the 28 days CFCT in 2003. The increase in 2004 is primarily a result of building inventories for the planned maintenance shutdowns in 2005 as well as a seasonal sales decline in December 2004. In total, we generated $346 million in cash from operations versus $15 million in 2003 and $359 million in 2002.

We sold non-strategic assets in 2004, which resulted in $97 million of net cash proceeds. The sale of our interests in the EDS and the AEGS contributed $19 million and $78 million, respectively, in 2004. In addition, we collected $12 million in cash from the settlement of a tax dispute and expect to receive an additional $110 million in 2005 (see Corporate and Other Items on page 54). In 2003, we received $564 million from the sale of our interest in Methanex, which generated net cash of $441 million, and the sale of our interest in the Fort Saskatchewan Ethylene Storage Facility, which generated net cash of $123 million.

In January 2004, we issued $400 million of 6.50% Senior Notes due 2012, the proceeds of which were used in March 2004 to redeem two series of preferred securities totaling $383 million due in 2047 and 2048.

Cash generation in 2004 was predominantly a result of improving business conditions and earnings. This is in contrast to 2003 when non-strategic asset sales generated our most significant cashflows.

Outflows of Cash. We increased our capital spending program to $227 million (net of project advances) in 2004 compared to the $119 million (net of project advances) spent in 2003 and $70 million spent in 2002. We prefer to invest early in the business upturn cycle to position us to fully capitalize on the anticipated growth in demand. We expect our 2005 capital spending program to be approximately $300 million. We will complete several projects that will expand production capacity, including the 450 million pound debottleneck of the Bayport styrene monomer facility, modernization of the Corunna ethylene flexi-cracker, and Performance Product capacity expansions at both Beaver Valley and Belpre. Our capital program in 2005 is expected to be financed from cash on hand and cash from operations.

We also spent $9 million in 2004 for scheduled maintenance of facilities, known as turnarounds. We expect to spend approximately $65 million on scheduled turnarounds in 2005.

In July 2004, we initiated a share repurchase program for up to approximately 7.5 million shares. At December 31, 2004, we had purchased 4.9 million shares at an average cost of $47.75 Canadian, or $188 million U.S. We also paid stock option exercise values of $18 million in cash, in lieu of issuing stock in 2004.

Commitments

We have various commercial commitments, including operating leases for office space, railcars and unconditional purchase obligations related to minimum amounts of feedstock and other raw material purchases pursuant to agreements entered into to secure short- and long-term supply. Prices are typically based on market or a cost-plus basis, and fluctuate with changes in the underlying raw material indices. Obligations have been calculated using current pricing for purposes of the chart below.

Contractual Cash Obligations as of December 31, 2004

	Payments Due by Period
	Total	2005	2006 to 2007	2008 to 2009	After 2009
(millions of U.S. dollars)
Long-term debt(1)	$1,516	$100	$306	$254	$856
Operating leases(2)	516	40	74	69	333
Unconditional purchase obligations(3)	9,793	3,223	2,996	1,543	2,031

Total contractual cash obligations	$11,825	$3,363	$3,376	$1,866	$3,220

(1)
Includes current portion and bank loans.
(2)
Includes property, railcar and other equipment leasing commitments.
(3)
We could mitigate the impact of excess quantities of raw materials and feedstock commodities resulting from fixed purchase commitments by reselling these products at market prices.

Liquidity

We meet our short-term liquidity needs through the generation of funds from operations, cash-on-hand, an accounts receivable securitization program, and borrowing capacity under a revolving credit facility. At December 31, 2004, we had $245 million cash on hand in addition to $243 million of available borrowing capacity under the revolver after letters of credit. See Credit Facility on page 59.

Senior Notes Offering. On January 13, 2004, we issued $400 million of 6.50% Senior Notes due 2012. These Senior Notes were issued with investment-grade covenants and are identical in all material respects to the covenants on our existing bonds. Net proceeds of the offering were used to redeem, on March 1, 2004, the 9.04% preferred securities due 2048 and the 9.50% preferred securities due 2047. The two issues of preferred securities totaled $383 million. The balance of the proceeds were used for general corporate purposes. These transactions reduce annual financing costs by approximately $10 million.

Credit Facility. As of December 31, 2004, we had no borrowings under our $300 million secured credit facility, except for operating letters of credit of $57 million. The expiration date of this facility was extended to April 1, 2007. The covenants related to this facility are as follows:

		December 31, 2004
Covenant
	Requirement	Actual
Minimum Cash Flow to Interest Expense(1):	2.0 : 1.0	5.0
Maximum Net Debt to Total Capitalization(2):	55%	47.3%
Minimum Shareholders' Equity(3):	$1.0 billion plus 50% of positive earnings	$1.7 billion

(1)
As defined in the revolving credit facility, cash flow equals consolidated net income (loss), in accordance with Canadian GAAP, adding back interest expense, income taxes, depreciation and amortization, extraordinary gains or losses (including gains and losses on sales of assets) and other non-cash items. Interest expense includes preferred share dividends and distributions.
(2)
As defined in the revolving credit facility, net debt includes items not in accordance with Canadian GAAP, such as obligations under operating leases (if in excess of a specified percentage of consolidated assets) and amounts outstanding under the accounts receivable securitization program, however, it excludes the retractable preferred shares to the extent that they are included as debt on the balance sheet. The definition also provides for debt to be offset by cash, other than restricted cash, in arriving at net debt for purposes of this covenant. This covenant was amended in December 2004 for the retractable preferred shares since Canadian GAAP will require the preferred shares be accounted for as debt rather than equity beginning January 1, 2005. See Accounting Standards, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity on page 64.
(3)
Shareholders' Equity is defined in accordance with Canadian GAAP and includes the retractable preferred shares to the extent that they are classified as debt on the balance sheet and includes changes in the cumulative translation adjustment account (CTA). Previously, the calculation excluded changes in CTA after December 31, 2002. This covenant was amended in December 2004 for retractable preferred shares as described in above footnote 2.

We are in compliance with all covenants under the revolving credit facility.

Off-Balance Sheet Arrangements — Accounts Receivable Securitization. Our off-balance sheet financing activities are limited to participation in accounts receivable securitization programs. We have been engaged in the current programs since 1999 to obtain lower financing rates than those available to us from other sources. During 2004, the programs were renewed until April 14, 2007 and the capacity increased from $195 million to $250 million. We sell trade accounts receivable to third parties, on a revolving basis, to a maximum of $250 million (see Note 3 to the Consolidated Financial Statements). At December 31, 2004, $250 million in receivables were sold under the programs. Of this amount, $150 million was sold via a special purpose entity (SPE) that is 100% owned by NOVA Chemicals. The SPE isolates the sold receivables and the related cash collections for the exclusive benefit of the purchasers. We have no right to any cash collected from these receivables; therefore, neither the receivables nor any obligation to the purchasers is reflected in our consolidated financial statements. We conduct no other business through SPE's.

Total Return Swap. In connection with the acquisition of styrenics' assets from Huntsman Corporation in 1998, our subsidiary, NOVA Chemicals Inc., issued retractable preferred shares with a liquidation preference of $198 million as partial consideration. Holders of the retractable preferred shares have the right to exchange the shares (retraction) for our common shares (plus preferred shares if the market value of such common shares is less than $198 million).

Pursuant to the terms of the retractable preferred shares and related stockholder agreements, we have the right to call the retractable preferred shares on or after December 15, 2001 or repurchase the retractable preferred shares prior to any retraction into our common shares. If we do not exercise our repurchase rights prior to March 15, 2007, the market-based exchange rate at which the retractable preferred shares may be retracted into our common shares (and accordingly, the effective price at which the common shares would be issued) will be fixed on that date. The number of our common shares issuable upon a retraction remains limited to a maximum of 8.5 million shares with the balance of the obligation, if any, met through the issuance of our preferred shares. The dividend rate on the retractable preferred shares is 2% per year.

We also entered into a total return swap, which terminates on March 15, 2007, with respect to the retractable preferred shares. Under the terms of the total return swap: (i) the counterparty pays us an amount equal to the fixed dividend on the retractable preferred shares; (ii) we pay the counterparty LIBOR plus a spread; (iii) we are required to provide maintenance margin in the form of restricted cash for any negative changes in the equity value of the retractable preferred shares; and (iv) the counterparty pays us for any positive changes in the equity value of the retractable preferred shares.

We have provided $65 million restricted cash to reduce the notional amount of the swap from $191 million to $126 million. As a result, prior to March 15, 2007, we can redeem the potentially dilutive security for an additional $126 million.

Beginning in 2004, changes in the equity value of the retractable preferred shares during the term of the swap are being determined based on changes in the average price of the outstanding 7% Senior Notes due 2005 and 7% Medium-Term Notes due 2006 issued by NOVA Chemicals.

If we default on other debt with an aggregate principal amount of $25 million or more, or the closing price of our common shares is $12.00 or less, and upon certain other credit events, the counterparty will have the right to sell the retractable preferred shares to a third party and terminate the swap. We would then owe the counterparty the difference between the actual sale price received by the counterparty and the most recent adjusted notional equity value of the retractable preferred shares (in the event the difference was negative).

Capitalization. At the end of 2004 our net debt to total capitalization ratio was at 42.9%, after deducting cash and cash equivalents from total debt. This is a decline from 32% at the end of 2003 due to the issuance of $400 million in Senior Notes on January 13, 2004, which were used to redeem our 9.04% and 9.50% preferred securities. Our next debt maturity occurs in September 2005 for $100 million. The Canadian Institute of Chartered Accountants (CICA) has adopted new rules regarding the accounting for certain financial instruments with characteristics of both liabilities and equity (see Accounting Standards on page 64). On January 1, 2005, we will be required to classify our preferred shares as debt rather than equity. We have amended our credit facility covenants accordingly (see Credit Facility on page 59).

Financial Ratios:

	December 31
	2004	2003	2002
(millions of U.S. dollars, except as noted)
Long-term debt(1)	$1,516	$1,101	$1,215
Less: cash and cash equivalents	(245)	(212)	(14)

Total debt net of cash and cash equivalents	1,271	889	1,201
Shareholders' equity	1,691	1,890	1,561

Total capitalization(2)	$2,962	$2,779	$2,762

Net debt to total capitalization(3)	42.9%	32.0%	43.5%
Interest coverage (deficiency) on long-term debt(4)	4.3x	0.9x	(0.1)x

(1)
Includes current portion and bank loans.
(2)
Total capitalization reflects shareholders' equity and total debt net of cash and cash equivalents (See Supplemental Measures on page 61).
(3)
If cash and cash equivalents are not netted against long-term debt, the debt to total capitalization ratio would be 47.3% for 2004, 36.8% for 2003 and 43.8% for 2002. Reflects additional $400 million of Senior Notes issued in 2004. See Senior Notes Offering on page 58. (See Supplemental Measures on page 61).
(4)
Interest coverage (deficiency) on long-term debt is equal to net income (loss) before interest expense on long-term debt and income taxes divided by annual interest requirements on long-term debt.

Credit Ratings. Our current senior unsecured debt ratings are as follows: DBRS — BBB (low)(stable); Standard & Poor's — BB+ (stable); Moody's — Ba2 (stable); and Fitch Ratings — BB+ (stable). In January 2004, Standard & Poor's lowered its outlook from stable to negative coincident with the issuance of $400 million of 6.50% Senior Notes due 2012. In December 2004, Standard & Poor's raised its outlook to stable. In July 2004, Moody's lowered its outlook from stable to negative coincident with the announcement of our share repurchase program. In January 2005, Moody's revised its outlook to stable on the announcement we will receive $110 million cash from a tax-related settlement.

Supplemental Measures

In addition to providing measures in accordance with Canadian GAAP, we present certain supplemental measures. These are net debt to total capitalization and total capitalization, which we define to be net of cash and cash equivalents in accordance with the debt covenants for our $300 million revolving credit line and EBITDA (defined below); average capital employed (defined on pages 50 and 52); and after-tax return on capital employed (defined on pages 50 and 52). These measures do not have any standardized meaning prescribed by Canadian GAAP and are, therefore, unlikely to be comparable to similar measures presented by other companies.

EBITDA. This measure is provided to assist investors in determining our ability to generate cash from operations. Under our definition, EBITDA can be determined from the consolidated statements of income (loss) by adding back income taxes, interest expense, other gains and losses, equity in the earnings of affiliates and depreciation and amortization to net income (loss).

	2004	2003	2002
(millions of U.S. dollars)
Net income (loss)	$262	$28	$(81)
Income tax expense (recovery)	83	(61)	(13)
Other (gains) losses	(177)	(92)	(59)
Equity in earnings of affiliate	—	(39)	(5)
Interest expense (net)	96	89	87
Depreciation and amortization	297	298	266

EBITDA	$561	$223	$195

Segment EBITDA is determined as segment operating income or loss before depreciation and amortization.

Dividends and Distributions

Common Share Dividends. We paid dividends on our common shares at the current rate of $0.10 Canadian per quarter. In 2004, we paid $28 million U.S. in dividends on our common shares. There are currently no material contractual restrictions on our ability to declare and pay dividends on our common shares. The declaration and payment of dividends is at the discretion of our Board of Directors, which will consider earnings, capital requirements, our financial condition and other relevant factors. It is, however, our intention to retain most of our earnings to support current operations, further reduce debt, buy back shares and continue to pay dividends.

Preferred Securities Distributions. On March 1, 2004, we redeemed our 9.50% and 9.04% preferred securities due in 2047 and 2048 respectively.

Retractable Preferred Share Dividends. We pay 2% annual dividends on the $198 million retractable preferred shares. These dividends are deducted from income when determining earnings per share. Holders of the retractable preferred shares have the right to exchange the shares (retraction) for our common shares (plus our preferred shares if the market value of such common shares is less than $198 million) after March 15, 2007.

If the retractable preferred shares are not retired or the conversion date is extended, the market-based exchange rate at which the retractable preferred shares may be retracted into our common shares (and accordingly the effective price at which the common shares would be issued) would be determined on March 15, 2007.

Application of Critical Accounting Estimates

We believe the following represent the estimates most critical to the application of our accounting policies. Management has discussed the development and selection of these critical accounting estimates with the Audit, Finance and Risk Committee of our Board of Directors and the Audit, Finance and Risk Committee has reviewed our disclosure relating to such estimates in this Management's Discussion & Analysis.

Plant, Property and Equipment (PP&E). Judgmental aspects of accounting for PP&E involve estimates of the life of the assets, the selection of an appropriate method of depreciation and determining whether an impairment of our assets exists. These assessments are critical due to their potential impact on our earnings.

Canadian and U.S. GAAP require that if the sum of the future net cash flows, together with the residual value expected to result from a company's assets, undiscounted and without interest charges, is less than the reported value of the asset, asset impairment must be recognized in the financial statements by a charge to earnings.

Our Olefins/Polyolefins business has an established long-term record of profitability and, based on current asset carrying values and expected future cash flows, we have concluded the carrying value of its assets is appropriate. In 2003, we announced the shutdown of a single polyethylene line at our St. Clair River facility in Corunna. As a result, we wrote off the remaining assets, resulting in a $6 million (after-tax) charge to earnings in the third quarter of 2003.

Our Styrenics business has not been as profitable, and in recent years we have reduced production capacity due to poor market conditions. In 2002, we temporarily idled Expandable Polystyrene (EPS) units at our Carrington, United Kingdom plant and shut down several reactors in Europe and North America. Despite these actions, we have determined that the undiscounted sum of the expected future cash flows from all of our Styrenics plants continues to exceed the recorded value of those plants and as a result there is no impairment under Canadian or U.S. GAAP.

Our estimate of future cash flows is based on historical operating performance and the assumption that the business cycle pattern will continue in the future. Historically, there have been peaks in earnings performance, characterized by a tight supply/demand balance and improving margins, followed by trough periods when supply exceeds demand and lower margins result. We have assumed that we will earn margins in the future that are similar to margins earned in the past and that we will have a similar cost structure.

In addition, we are able to choose from alternative methods of depreciation. We have chosen the straight-line method rather than other methods, such as unit of production, because the straight-line method is more conservative, requires less estimation and judgment, and is a systematic and rational basis reflecting the period over which the assets' benefit is realized.

Environmental Liabilities. Canadian GAAP requires companies to record liabilities associated with future plant decommis-sioning and site restoration costs on both active and inactive plants at their fair value based on a discounted value of the expected costs to be paid when the assets are retired. At December 31, 2004, we had $27 million of accumulated reserve for these activities. This accumulated reserve is comprised of approximately $4 million anticipated to be required for the decommissioning and site restoration of plant sites that have been divested or are no longer in use and approximately $23 million for currently operating plant sites. During 2004, we reduced the reserve we had carried for inactive sites by $5 million due to several projects either being completed or at a stage of completion that allows reassessment of the estimated costs to complete. From our review of these projects, it was determined that our accumulated reserve for inactive sites was too high.

In 2003, we undertook an evaluation of the costs to conduct decommissioning and site restoration required to satisfy our projected obligations under applicable environmental requirements upon termination of operations at currently operating plant sites. Canadian GAAP required that we record the present value of inflation-adjusted decommissioning and site restoration costs as increases to the carrying values of the assets at that time and depreciate this amount over the estimated remaining lives of the assets. We determined that $112 million, at that time, may be required to decom-mission and restore operating plant sites. This amount does not include any deduction for salvage or land value that may be realized, however these will be taken into consideration as the assets are depreciated. Since these plants may be in operation in excess of 40 years, significant uncertainty exists concerning the nature of the decommissioning and site restoration activities that may be required. Furthermore, significant judgment is involved in the estimation process, since the value of salvage, degree of natural attenuation, evolution of new technologies and potential future land uses may mitigate future environmental liabilities and potential costs.

The amount of $112 million was approximately $225 million to $250 million after adjusting for inflation as is required by Canadian GAAP. The present value of this future amount (using a credit-adjusted risk-free rate of 10.5% to discount the estimated future cash flows) was approximately $19 million, and was accrued in 2003 in anticipation of these activities. This estimated liability of $19 million will increase, or accrete, each year over the lives of the active plants until it reaches the $225 million to $250 million expected to be incurred on closure of the plants. The resulting expense is referred to as accretion expense and is included in operating expenses. For 2004, this expense was $2 million. In addition, we have added to the active site reserves in 2004 due to additional amounts expected for dismantling of a polyethylene line at our St. Clair River site in Corunna. The liability recorded at December 31, 2004 is therefore $23 million.

Pensions. Canadian GAAP requires that actuarial gains and losses be recognized in our income using a systematic and consistent methodology. We amortize such gains and losses over the estimated remaining service lifetime of the employee group to the extent these gains or losses exceed 10% of the greater of the accrued benefit obligation or market value of assets. This alternative avoids recognizing into income large unrealized gains or losses in individual years. Immediate recognition of such gains and losses would introduce significant volatility into our earnings. Cumulative unrealized actuarial gains and losses have ranged from a $61 million gain at December 31, 1999 to a $132 million loss at December 31, 2004.

We also make assumptions concerning factors such as mortality, termination, retirement and other rates as well as the expected return on plan assets, rate of increase in future compensation and discount rate. These assumptions can impact our pension obligations and pension expense. We use the latest published mortality rate tables and select other assumptions in line with our actual experience. The expected return on plan assets reflects our estimate of asset returns over the life of the pension plans, not our actual return in any given year. Changes in these assumptions would need to be dramatic to cause a material impact to our pension obligation or pension expense amounts. For example, a 1% change in the expected return on plan assets would impact earnings by approximately $3 million after-tax and a 1% change in our discount rate would impact earnings by approximately $8 million after-tax.

We contributed a total of $26 million to all of our defined benefit pension plans in 2004. The contributions were based on the most recently filed valuations with pension regulators in various countries. Funding for our pension plans is largely driven by the North American pension plans, as they constitute the significant portion of our pension plan assets and obligations. For 2005, funding is expected to be approximately $52 million as employees accrue additional pension benefits and special payments are made to cover the shortfall between assets and liabilities.

Income Taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current and future years for events that have been recognized in our financial statements or tax returns. Judgment is required in assessing future tax consequences. Variations in the actual outcome of these future tax consequences could materially impact our financial position or results of operations.

We have a tax reserve that is available to settle periodic tax disputes and ongoing tax adjustments. We assess this reserve from time-to-time for adequacy and in 2003 and 2004 determined we were over-provided. During 2004, we reduced this reserve by $11 million ($20 million in 2003).

Accounting Standards

Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The CICA implemented an amendment to Handbook section 3870 which harmonizes accounting for some types of mandatorily redeemable shares and other financial instruments with U.S. GAAP. These instruments will be required to be classified as liabilities beginning on January 1, 2005 rather than as equity. Our retractable preferred shares will be subject to this change in classification because they represent an obligation, which can be settled by a fixed sum of cash or equity shares. Consequently, on January 1, 2005, $198 million of preferred shares will be accounted for as debt and related charges will be shown as interest expense. Comparative periods in the consolidated financial statements will be restated.

Comprehensive Income. Comprehensive income is defined as the change in equity of an enterprise during a period from transactions, events and circumstances from non-owner sources. It includes all changes in equity during a period, except those resulting from investments by owners and distributions to owners. The CICA has proposed implementation of this standard to harmonize U.S. and Canadian GAAP for interim and annual financial statements relating to years commencing on or after October 1, 2006. We currently provide such a statement on a U.S. GAAP basis in Note 25 to the Consolidated Financial Statements.

Disclosure Of Market and Regulatory Risk

The Audit, Finance and Risk Committee of our Board of Directors regularly reviews foreign exchange, interest rate and commodity hedging activity and monitors compliance with our hedging policy. Our policy prohibits the use of financial instruments for speculative purposes and limits hedging activity to the underlying net economic exposure.

Foreign Exchange Hedging. We conduct business in various countries where certain revenues and expenses are determined in currencies other than the U.S. dollar. We have not hedged our exposure to fluctuations in any currency since our Canadian dollar-hedging program expired in March 2003.

Commodity Hedging and Feedstock Acquisition. We manage our exposure to fluctuating commodity prices on our physical feedstock requirements by varying our mix of fixed and floating price contracts and by entering into commodity futures contracts, swaps and options. The extent to which hedging instruments are used depends on market conditions and requires adherence to our hedging policy. We also limit our positions in futures markets to our feedstock requirements and do not use hedging instruments for speculative purposes.

Our feedstock acquisition team manages our exposure in the volatile natural gas, crude and benzene markets in an effort to moderate the risks of fluctuations in feedstock prices and to reduce overall feedstock costs. As a result of our hedging activities, after-tax earnings in 2004 increased by $16 million compared to a decrease of $5 million in 2003. On December 31, 2004, the mark-to-market value of all outstanding commodity positions was a net gain of $8 million ($5 million after-tax).

Interest Rate Hedging. We use interest rate swaps to manage our mix between fixed and floating interest rate exposure. In July of 2004, fixed-for-floating interest rate swap transactions on $250 million of the medium-term notes were closed and not replaced. There was no gain or loss on the closing of these positions. This leaves interest rate swap positions outstanding on $300 million of medium-term notes at December 31, 2004. As a result, at December 31, 2004, 79% of our debt had fixed interest rates averaging 7.2%, and 21% of our debt had floating interest rates averaging 6.7%. The remaining outstanding position had an estimated fair-market loss of $2.4 million at December 31, 2004.

Credit Risk Management. We are exposed to credit risk on financial instruments given the possibility a counterparty to an instrument in which we are entitled to receive payment of an unrealized gain fails to perform. NOVA Chemicals has established a limit on contingent exposure for each counterparty based on the counterparty's credit rating. Credit exposure is managed through credit approval and monitoring procedures.

Concentration of credit risk can result primarily from our receivables, as certain customer groups are located in the same geographic area and operate in the same industry. We manage our credit risk relating to these receivables through credit approval and monitoring procedures. For further details on our hedging activities, please see Note 24 to the Consolidated Financial Statements.

Summarized Quarterly Financial Information

	Three months ended
	2004				2003
	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31
(Unaudited; millions of U.S. dollars, except per share amounts)
Revenue	$1,527	1,379	1,238	1,126	$1,041	967	964	977
Operating income (loss)	$51	96	76	41	$3	(56)	(36)	14
Net income (loss)	$164	57	29	12	$(8)	(58)	82	12
Net income (loss) per common share
— Basic	$1.91	0.64	0.31	0.08	$(0.18)	(0.75)	0.86	0.05
— Diluted	$1.78	0.60	0.30	0.08	$(0.18)	(0.75)	0.79	0.05
Weighted-average common shares outstanding (millions)
— Basic	84.8	87.2	87.6	87.3	87.0	86.8	86.8	86.7
— Diluted	92.4	95.9	96.9	89.2	87.0	86.8	96.0	87.4

Quarterly Earnings Trends

NOVA Chemicals' revenues and earnings are affected by seasonal factors. Historically, sales volumes in the plastics and chemical industry during the last quarter of a calendar year are lower than the first three quarters. According to data from the American Plastics Council (APC) during a 5-year period (2000-2004), average North American polyethylene sales volumes for the fourth quarter were typically 2% lower than the annual average and approximately 3% below the third quarter. NOVA Chemicals' fourth quarter 2004 total polyethylene sales volumes fell 2% from the third quarter.

In this same time period, the APC data shows average North American polystyrene sales volumes for the fourth quarter were approximately 4% lower than the annual average and 5% below the third quarter. NOVA Chemicals' fourth quarter 2004 total polystyrene sales volumes fell 12% from the previous quarter.

Q4 2004 Overview

Net income for the fourth quarter of 2004 was $164 million or $1.78 per share diluted. This is an increase of $172 million from the fourth quarter a year ago. This increase was attributable to a $110 million ($91 million after-tax) gain on a tax related settlement as well as a $53 million ($40 million after-tax) gain on the sale of our investment in AEGS. In addition, earnings were higher in our Olefins/Polyolefins business by $56 million over the same time last year and our Styrenics business improved $13 million over the same period. Fourth quarter 2004 results were also impacted by increased charges of $23 million after-tax over the same period last year, related to our two cash-settled stock-based incentive compensation plans that are marked-to-market with changes in the value of our common stock price, as well as our profit sharing program for most employees, which is based on the achievement of certain shareholder return on equity targets. We also recorded a restructuring charge in the fourth quarter of 2004 of $5 million after-tax relating to the shutdown of one of our polyethylene production lines at our St. Clair River site in Corunna, Ontario.

The improvement in our Olefins/Polyolefins earnings was a result of a strengthening supply/demand balance which drove up polyethylene margins. As reported by the American Plastics Council (APC), industry operating rates for polyethylene in North America were 96% in the fourth quarter of 2004 versus 88% in the fourth quarter of 2003. Effective industry operating rates for ethylene in the United States, as reported by CMAI for the fourth quarter of 2004, were 95%, up from 94% in the fourth quarter of 2003. A tighter supply/demand balance allowed price increases to stay ahead of rapidly rising and volatile feedstock costs thereby increasing margins. Volumes remained essentially flat in the quarter over the same time last year, however the mix of polyethylene sales shifted to higher sales volumes of our Advanced SCLAIRTECH Performance Products versus our traditional polyethylene resins.

Our Styrenics business also improved in the fourth quarter of 2004 over the fourth quarter of 2003 primarily due to expanded styrene monomer margins and increased styrene monomer sales. Styrene monomer volumes increased 46% partly due to increased styrene production at Bayport, Texas, where capacity was constrained from a fire in 2003. Polystyrene sales volumes actually declined over the same period by 6% due to customers closely managing inventories. Weighted-average benchmark prices in both styrene monomer and polystyrene were up 70% and 55% respectively from fourth quarter 2003 to fourth quarter 2004, however these increases overall just kept pace with very high benzene feedstock costs.

Depreciation expense decreased $6 million before-tax in the fourth quarter of 2004 over the fourth quarter of 2003 due to the expiration of the cost-of-service contract on our second ethylene cracker in Joffre, Alberta in June 2004. This facility was fully depreciated on the date the contract expired. Interest expense increased $9 million from the fourth quarter of 2003 to the fourth quarter of 2004 due mainly to the issuance of $400 million in 6.50% Senior Notes. Although this new debt increased interest expense over the period, we redeemed our $383 million high-cost preferred securities with the Senior Notes proceeds, which allowed us to reduce our overall cost of financing by $2 million for the quarter.

Share Data

Common Shares Issued and Outstanding:

	As at February 14, 2005	2004	2003	2002
(number of shares)
Beginning of period	84,268,293	87,099,781	86,527,812	85,778,788
Issued upon exercise of options	288,151	2,103,112	571,969	749,024
Repurchased	(159,700)	(4,934,600)	—	—

End of period	84,396,744	84,268,293	87,099,781	86,527,812

Controls and Procedures

Disclosure Controls And Procedures

NOVA Chemicals' management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness, as at December 31, 2004, of NOVA Chemicals' disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934) and has concluded that such disclosure controls and procedures are effective.

Management's Annual Report On Internal Control Over Financial Reporting

The following report is provided by management in respect of NOVA Chemicals' internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934):

1.
NOVA Chemicals' management is responsible for establishing and maintaining adequate internal control over financial reporting for NOVA Chemicals.

2.
Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of NOVA Chemicals' internal control over financial reporting. Management believes that the COSO framework is a suitable framework for its evaluation of NOVA Chemicals' internal control over financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of NOVA Chemicals' internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of NOVA Chemicals' internal controls are not omitted and is relevant to an evaluation of internal control over financial reporting.

3.
Management has assessed the effectiveness of NOVA Chemicals' internal control over financial reporting, as at December 31, 2004, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses in NOVA Chemicals' internal control over financial reporting that have been identified by management.

4.
Ernst & Young LLP, who has audited the Consolidated Financial Statements of NOVA Chemicals for the year ended December 31, 2004, has also issued a report on internal controls under Auditing Standard No. 2 of the Public Company Accounting Oversight Board (United States). This report is located on page 71 of this Annual Report.

Changes In Internal Control Over Financial Reporting

There have been no changes in NOVA Chemicals' internal control over financial reporting during the year-ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Additional Information

Additional information relating to NOVA Chemicals, including our Annual Information Form, is filed with Canadian securities administrators and can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. This same information is filed with the U.S. Securities and Exchange Commision and can be accessed via their Electronic Data Gathering, Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml.

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EXHIBIT 99.2
MANAGEMENT'S DISCUSSION AND ANALYSIS